Paragon Shipping Inc.
Jefferies & Company Inc.
5th Annual Shipping, Logistics & Offshore Services
Conference
September 2009

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Slide 2
Forward Looking Statements
This presentation contains certain statements that may be deemed to be “forward-looking statements” within the meaning of the Securities Acts. Forward-looking statements reflect management's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, which are other than statements of historic facts. The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, managements' examination of historical operating trends, data contained in our records and other data available from third parties. Although Paragon Shipping Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Paragon Shipping Inc. can not assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, changes in our vessel operating expenses, including drydocking, crewing and insurance costs, or actions taken by regulatory authorities, ability of our counterparties to perform these obligations under sales agreements and charter contracts on a timely basis, potential liability form future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by Paragon
Shipping Inc. with the Securities and Exchange Commission.

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Slide 3
2Q09 & 1H09 - Highlights
✓ Best quarterly operating performance

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Delivering on Strategic Objectives
Fleet Growth
Modern Versatile
Fleet
Visible Cash Flows
Dividend Pay-out
Efficient Operating
Structure
Appropriate
Leverage
Focused Chartering

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Modern Versatile Fleet
✓ Average fleet age under 8 years compared to industry average of 14
World
World
World

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Modern Versatile Fleet
➢ Significant cargo and trade route versatility

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✓ TVOE in 1H09 was 23% below our Peer Group
Total Vessel Operating Expense (TVOE) 1H09
Efficient Operating Structure
Utilization Rate
(1) Peer group includes Diana Shipping, Genco and Eagle Bulk.

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Focused Chartering
✓ Only 8% spot days in 2010
✓ $323 million of gross revenue from fixed charters
1) Committed for sale Q409
2) Assumes all extensions options are exercised.

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Focused Chartering
1) Committed for sale Q409
2) Assumes all extensions options are exercised.
✓ Additional 4,340 days fixed since November 2008

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Visible Cash Flows
✓ Average Daily Fleet-wide TCE Rate vs 3 Yr Panamax TC Rate
FFA Rates are used for the estimation of Spot Revenue for the years 2010 and 2011
Source: Clarkson’s Research
Estimation

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Fleet Growth & Dividends
✓ Six times fleet growth since inception
✓ Growth coupled with continuous dividends
Average Number of Vessels
Annualized Dividend Yield

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Growth Potential
✓ Access to substantial liquidity now for future growth
1. Free cash excludes restricted cash
Sufficient
liquidity to
double fleet
size
Present Position

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Appropriate Leverage
Estimated Free Cash Flow Projections
Leverage Ratios
✓ $123 million of debt repayments thru 2011
✓ $56 million of free cash flow to be generated thru 2011
1. Estimates are based on existing fixed charters as well as current FFA rates for unfixed days for each year
2. The Company’s actual performance may vary significantly from these projections

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Slide 14
✓ Building liquidity to further expand the fleet
✓ 48 million shares outstanding after completion #2 CEO
Controlled Equity Offering
#1 Controlled Equity Offering
Number of shares sold  = 10m
Average net sale price  = $4.26 per share
Cash proceeds   = $42.6m
#2 Controlled Equity Offering
Number of shares to be sold  = 10m
Possible average net sale price = $4.00 per share???
Possible cash Proceeds  = $40.0m???

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➢ Modern Versatile Fleet
➢ Efficient Operating Structure
➢ Focused Chartering
 ……………………………………………………….
➢ Visible Cash Flows
➢ Fleet Growth
 ................................................
➢ Dividend Pay-Out
 ………………………………………
➢ Appropriate Leverage
✓ 8 year fleet vs. 14 years industry average
✓ Lowest vessel operating expenses
✓ Revenue days secured 99%, 92%, 72% in 2009,
 2010 and 2011. 6 new or renewed charters
✓ Charters 2.3 years average remaining term
✓ 6 fold increase in fleet since inception. Capital in
 place to double size of fleet
✓ Continuous quarterly dividends, 4-17% historic
 dividend yield
✓ $123m debt repayment from cash flow thru 2011
Investment Summary
Slide 15

Thank you

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Slide 17
Appendices

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Fleet Technical Details
Vessel Name	Type	DWT	Year Built	Country of Build	Date Acquired
Calm Seas	Panamax	74,047	1999	Japan	December 2006
Deep Seas	Panamax	72,891	1999	Korea	December 2006
Kind Seas	Panamax	72,493	1999	Japan	December 2006
Blue Seas	Handymax	45,654	1995	Japan	December 2006
Clean Seas	Handymax	46,640	1995	Japan	January 2007
Crystal Seas	Handymax	43,222	1995	Korea	January 2007

Pearl Seas	Panamax	74,483	2006	China	August 2007
Sapphire Seas	Supramax	53,702	2005	China	August 2007
Diamond Seas	Panamax	74,274	2001	Japan	September 2007
Coral Seas	Panamax	74,477	2006	China	November 2007
Golden Seas	Panamax	74,475	2006	China	December 2007
Friendly Seas	Supramax	58,779	2008	China	August 2008
FLEET TOTAL		765,137
Appendix I

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Current Fleet Employment
1) Owner’s option.
Appendix II

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Income Statement 2Q09
Non-cash recurring
Non-cash recurring
Non-cash
Non-cash
Non-cash recurring
Appendix III

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Income Statement 1H09
Non-cash recurring
Non-cash recurring
Non-cash
Non-cash
Non-cash recurring
Appendix IV

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Operating Performance 1H09
Appendix V

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Balance Sheet and Cash Flow Statement
Appendix VI

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Non-Cash Items 2008 - 2009
➢ Non-Cash Revenue
➢ Additional Depreciation Charge
Appendix VII

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Drydockings 2009 - 2010
(1) The costs reflected are estimates based on drydocking our vessels in China. We estimate that each drydock will result in 25 days off-hire. Actual costs may vary on various factors, including where the drydockings are performed. We expect to fund these costs with cash from operations.
(2) Underwater inspections carried out in lieu of drydocking on Pearl Seas, Coral Seas, Diamond Seas and Golden Seas.
Appendix VIII

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Cost Control
Source: Moore Stephens
➢ Operating costs are still rising
Daily Operating Costs - Drybulk Carrier
Operating Cost Indices
Slide 26
Over 50%
of costs are
“fixed”
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Appendix IX